UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed on a report on Form 6-K furnished to the SEC on March 31, 2021, Taoping Inc. (“Taoping”), Taoping Holdings Limited, a wholly owned subsidiary of Taoping and a business company incorporated under the laws of the British Virgin Islands (“Taoping Holding”), Genie Global Limited, a Hong Kong private company limited by shares (“Genie Global”) and Render Lake Tech Ltd., a wholly owned subsidiary of Genie Global and a company governed under the Canada Business Corporations Act (“Render Lake”), entered into a share purchase agreement dated March 29, 2021 (the “Share Purchase Agreement”), pursuant to which Genie Global agreed to sell 51% equity interest in Render Lake to Taoping Holding in exchange for 144,204 ordinary shares to be issued by Taoping.

On August 26, 2021, Taoping, Taoping Holding, Genie Global and Render Lake entered into a termination agreement (the “Termination Agreement”), pursuant to which the parties agreed to terminate the Share Purchase Agreement including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, with immediate effect. No ordinary shares of Taoping had been issued to Genie Global pursuant to the Share Purchase Agreement as of the date of the Termination Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2021	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer